Securities and Exchange Commission
Washington, D.C. 20549

In the Matter of
Comstock Funds, Inc.
One Corporate Center
Rye, New York 10580-1422

File No. 811-05502

Amendment No. 1
Application Pursuant to Section 8(f) of the Investment Company Act of 1940 for an Order
Declaring that the Applicant has Ceased to be an Investment Company

Communications regarding this Application should be addressed to:

Michael R. Rosella, Esq.
Vadim Avdeychik
Paul Hastings LLP
200 Park Avenue
New York, NY 10166

I.	NATURE OF THE RELIEF SOUGHT BY THE APPLICANT

Comstock Funds, Inc. (the “Company”) on behalf of itself and Comstock Capital Value Fund, the only series of the Company (the “Fund” and together with the Company the “Applicants”) seek an order pursuant to Section 8(f) of the Investment Company Act of 1940, as amended (the “Act” or the “1940 Act”), declaring that the Applicants have ceased to be an investment company under the Act.

II.	Background

The Company is an open-end management investment company registered under the Act, and currently consists of one portfolio: the Comstock Capital Value Fund. The Company was incorporated under the laws of the State of Maryland on March 14, 1988, as Comstock Partners Strategy Fund, Inc., and commenced operations in May of 1988 as a non-diversified, closed-end investment company. The Company converted to an open-end investment company effective as of August 1, 1991. On February 8, 1996, the Company changed its name to Comstock Partners Funds, Inc. and adopted a series fund structure. A series fund is an open-end investment company that has the ability to issue different series of shares representing interests in separate mutual fund portfolios. In that connection, the Capital Value Fund was organized as a new portfolio of the Company. On July 25, 1996, the Capital Value Fund acquired all of the assets, subject to the liabilities (whether contingent or otherwise) of the Dreyfus Capital Value Fund, Inc. in exchange for shares in the Capital Value Fund (the “Reorganization”). The Capital Value Fund commenced operations upon the consummation of the Reorganization. On May 22, 2000, (i) the Company changed its name to Gabelli Comstock Funds, Inc. and (ii) Comstock Partners Capital Value Fund was renamed Gabelli Comstock Capital Value Fund. On August 3, 2000, (i) the Company changed its name to Comstock Funds, Inc. and (ii) Gabelli Comstock Capital Value Fund was renamed Comstock Capital Value Fund.

The Company is authorized to issue 125,000,000 shares of common stock, with a par value of 0.001 per share. As of December 11, 2019, 1,886,907.63 shares of common stock were outstanding. The Company does not have any other securities outstanding.

At a special meeting of shareholders held on November 6, 2019 (“Special Meeting”), the shareholders approved a proposal to change to the Company’s business from an investment company investing primarily in equity and debt securities, money market instruments, and derivatives to an operating company that would own and operate operating businesses (“Conversion Proposal”). At the Special Meeting, the shareholders also approved an Agreement and Plan of Reorganization (the “Plan”), between the Company, on its own behalf and on behalf of the Fund, and New Comstock,  and the transactions contemplated thereby, including, among other things, (1) transfer by the Fund of all of its assets to New Comstock, Inc. (“New Comstock”) (which was established solely for the purpose of acquiring those assets) in exchange solely for shares in New Comstock and New Comstock’s assumption of all of the Fund’s liabilities, (2) distributing those shares pro rata to the Fund’s shareholders in exchange for their shares of common stock therein and in complete liquidation thereof, and (3) liquidating and dissolving the Fund (the “Reorganization”). As a result of the Reorganization, shareholders of the Fund would become shareholders of New Comstock. The Reorganization is expected to occur shortly after the Securities and Exchange Commission (the “Commission” or the “SEC”) approves the Company’s and the Fund’s deregistration as an investment company.

Following the shareholder approval of the Conversion Proposal and the Reorganization Proposal, the Company’s management implemented the Conversion Proposal and repositioned the Fund’s portfolio to cash and cash items.1 New Comstock also filed a registration statement on Form S-4 for a new Delaware corporation into which the Company will be reorganized into and which will seek to acquire operating companies, once the deregistration order has been granted.

1 Section 3(a)(1)(C) defines an investment company, in part as an issuer that holds investment securities with a value exceeding 40 percent of its total assets, exclusive of government securities and cash items. For purposes of what types of assets constitute cash items, the Company looks to available Staff guidance regarding cash items and will invest its assets in accordance with such guidance while it waits for the Commission to issue the deregistration order. While the 1940 Act does not define cash items, the Commission has stated that, for purposes of Rule 3a-1 under the 1940 Act, cash items generally would include “cash, coins, paper currency, demand deposits with banks, cashier checks, certified checks, bank drafts, money orders, traveler’s checks and letters of credit.” See Certain Prima Facie Investment Companies, 1940 Act Release No. 10937 (Nov. 13, 1979) (hereinafter “Rule 3a-1 Proposing Release”). Due to the similarities between Rule 3a-1 and Section 3(a)(1)(C), the list articulated in Rule 3a-1 Proposing Release, presumably also applies under Section 3(a)(1)(C). In addition, other financial instruments may also be deemed to cash items. For example, in one instance, a court held that certain certificates of deposit were cash items. See SEC v. Fifth Avenue Coach Lines Inc., 435 F.2d 510 (2d Cir. 1970). The Staff also takes the position that holdings of securities of money market mutual funds that comply with Rule 2a-7 under the 1940 Act generally may be treated as cash items, rather than investment securities, for purposes of both Section 3(a)(1)(C) and Rule 3a-1. See Willkie, Farr & Gallagher, SEC No-Action Letter (Oct. 23, 2000).

As a result of these efforts, the Company is no longer holding itself out as being an investment company. In this respect, the Company filed a supplement pursuant to Rule 497(e) under the Securities Act of 1933, as amended (“1933 Act”), noting, among other things, that, effective as of the close of business on November 6, 2019, the Fund will no longer accept purchases and that by November 8, 2019, the Fund would complete the conversion of its holdings to cash and cash items. The Fund will solely maintain its cash and cash items positions until it receives the order for deregistration. As a result of these efforts, the Company and the Fund hold themselves out as holding cash and cash items, while they await the deregistration order from the Commission. The Fund no longer accepts new purchases but allows existing investors to redeem their shares. Because the Company and Fund have sought and obtained shareholder approval of the Conversion Proposal and the Reorganization Proposal and because they have informed their current shareholders that the Fund will no longer pursue its investment objective and strategy, they believe they no longer qualify as an “investment company” within the meaning of the Act. New Comstock, which is the entity that was created for purposes of the Reorganization, is awaiting the deregistration order from the Commission so that the Reorganization can be consummated. While New Comstock awaits the deregistration order, its officers, together with the board of directors (the “Board”) have begun to seek operating businesses which can be acquired once the deregistration order is granted and the Reorganization is complete.

III.	ACTION REGARDING DEREGISTRATION

A.	Historical Development

As discussed herein, the Company was incorporated in Maryland and is registered under the Act as an open-end management investment company. As a registered investment company, the Fund’s investment objective is to maximize total return, consisting of capital appreciation and current income. However, once this application for deregistration is approved, the Fund will cease being an open-end management investment company subject to its current investment objective. In fact, as it awaits the deregistration order, the Fund has repositioned its portfolio and currently holds cash and cash items.

Prior to the implementation of the Conversion Proposal, the Fund pursued its investment objective by investing in equity and debt securities, money market instruments, and derivatives. In the Fall of 2018, the board of directors (the “Board” or the “Board of Directors”) began to consider the Conversion Proposal. After careful analysis of the Proposal, the Board, unanimously, approved the Conversion Proposal and determined that it would be in the best interest of the Fund to submit the Conversion Proposal for shareholder vote.

On or about September 12, 2019, the Company mailed the proxy statement to shareholders of record. In addition to the Conversion Proposal, the proxy statement also contained two additional proposals: the Amendment Proposal2 and the Reorganization Proposal3 (together with the Conversion Proposal, the “Proposals”)

2 The Amendment Proposal contemplated for the conversion of all outstanding shares of the Fund into a single new class of common stock.
3 The Reorganization Proposal contemplated the reorganization of the Company into a newly created Delaware corporation.

The proxy statement informed shareholders that if they were to approve the Proposals, New Comstock would seek to acquire one or more operating businesses in which it would hold at least a majority voting interest, and that may provide income or an increase in value, that when sold, may be available to be offset by the accumulated capital loss carryforwards. The Board concluded that such investments may provide an opportunity to generate shareholder value by utilizing the accumulated capital loss carryforwards and would further the interests of Fund shareholders. Once the deregistration order is granted, the Company would terminate the investment advisory agreement with its investment manager, Gabelli Funds, LLC (the “Investment Manager”), reorganize into New Comstock and become internally managed by New Comstock’s management team and Board of Directors.

The proxy statement set forth certain risk factors to existing shareholders associated with the approval of the Conversion Proposal, including the fact that, after deregistering as a registered investment company, the shareholders would not be afforded certain regulatory protections under the Act, including those that require:  restrictions on borrowing and issuing senior securities; prohibition of certain transactions with affiliates; filing of a registration statement containing fundamental investment policies and seeking shareholder approval of changes to such policies; banks or broker dealers to maintain custody of assets; and fidelity bonding.  The shares of the New Comstock are expected to be quoted on the OTC Bulletin Board and in the “pink sheets” by OTC Markets Group Inc. (formerly Pink Sheets LLC).

At the Special Meeting, the shareholders approved the Proposals.  As a result, New Comstock Fund’s management began identifying potential acquisition opportunities, consistent with its implementation of the Conversion Proposal.  In order to preserve capital, currently, the Fund’s assets are concentrated in cash and cash items.

Thus, because the Company obtained shareholder approval to convert to an operating company and because the Fund’s portfolio has been repositioned consistent with the Conversion Proposal, it is no longer necessary for the Company or the Fund to be registered under the Act.

B.	Public Representation Policy

The Company announced on November 21, 2018 that the Board of Directors of the Company approved calling a special meeting of shareholders to change the nature of the Fund’s business from a mutual fund registered under the 1940 Act to an operating company, and to deregister as a registered investment company with the Securities and Exchange Commission (the “Commission”). Furthermore, following the shareholder approval of Proposals, the Company once again announced the Company’s intent to begin converting the Fund’s portfolio to cash and to begin identifying investment opportunities in operating businesses. In fact, by November 8, 2019, the Fund converted, its then current holdings, to cash and cash items.  Thus, while the Company and the Fund are required under the Act to state in the financial statements that they are a registered investment company, Company’s periodic reports to shareholders will indicate and press releases have indicated that the Fund is implementing the Conversion Proposal pursuant to representations in the proxy statement and supplements filed pursuant to Rule 497(e) under the 33 Act.

C.	Activities of Directors, Officers and Employees

Consistent with the Conversion Proposal, the Fund will maintain its current investment in cash and cash items pending receipt of an order of deregistration under the 1940 Act.  In anticipation of the receipt of the order of deregistration, New Comstock’s internal management team has begun exploring appropriate investment opportunities that they believe can achieve the goals set forth in the Conversion Proposal.  These management individuals are all also officers of the Investment Manager or its affiliates and have significant experience in identifying and reviewing investment opportunities.

New Comstock is internally managed by an operating group, which consists Silvio A. Berni, and Kevin Handwerker.  In his capacity as Chief Financial Officer, Mr. Berni manages all aspects of New Comstock’s operations including identification and analysis of suitable investment opportunities and along with Mr. Handwerker, identification of potential acquisition targets, due diligence on potential acquisition targets and negotiation of deal terms with potential acquisition targets. Mr. Messrs. Berni and Handwerker will fulfill the management responsibilities for New Comstock.

In addition, the Board of Directors provides oversight of the operations.  Mario J. Gabelli is a member of the Board and will be involved in the operation of New Comstock. Mario J. Gabelli is the Chairman and Chief Executive Officer of GAMCO Investors, Inc., the firm he founded in 1977. Mr. Gabelli also serves as the Executive Chairman of Associated Capital Group, Inc. (“ACG”), a publicly traded, Delaware corporation that provides alternative investment management, institutional research and underwriting services. In addition, ACG derives investment income/(loss) from proprietary trading of cash and other assets awaiting deployment in operating businesses. Mr. Gabelli has extensive experience in investing in operating businesses and running an operating company through his role as the Chairman of ACG. Furthermore, Mr. Gabelli also serves as the Chairman and Chief Executive Officer of LICT Corporation (“LICT”). LICT, together with its subsidiaries, is an integrated provider of broadband and voice services. On the voice side, LICT has traditionally operated as both a Rural Local Exchange Carrier (“RLEC”, an incumbent local telephone company serving a rural area) and a Competitive Local Exchange Carrier (“CLEC”, a local telecommunications provider which competes with the incumbent telephone company). It provides high speed broadband services, including internet access, through copper-based digital subscriber lines (“DSL”), fiber optic facilities, fixed wireless, and cable modems. It also provides video services through both traditional cable television services (“CATV”) and internet protocol television services (“IPTV”); Voice over Internet Protocol (“VoIP”); wireless voice communications; and several other related services. For the reasons noted in the Preliminary Proxy Statement, including the Fund’s accumulation of valuable capital loss carryforwards, and due to Mr. Gabelli’s extensive experience as an investor and his roles with ACG and LICT, the Company believes that current shareholders will benefit from its conversion to an operating company.

At the Fund’s current level of assets, it is anticipated that it will not require identification of more than 1-3 investment opportunities.  Therefore, the management team can serve at New Comstock while also executing their other duties for the Investment Manager and its affiliates.

New Comstock’s management group anticipates relying on its core investment competency by focusing on those operating businesses where they have significant connection and access to opportunities.  These companies will likely include small companies, most likely private companies, in the (i) telephone; (ii) industrial consumer and (iii) specialty electronics sectors.  All three of these sectors are investment areas that are well known to be in the core competency of the management team and are areas where the internal management group will have access to sufficient opportunities for investment by New Comstock.  The management team believes these sectors also contain the kinds of companies that can enable New Comstock to achieve its stated goals.  The proposed targets will have operating teams in place such that the internal management of New Comstock, after identifying and executing on the investment, will maintain an oversight role over those companies.  However, New Comstock’s management team, in concert with the management teams of the acquired companies, will operate the businesses and thus, New Comstock will not be a passive investor in these companies.

Since the goal of the Conversion Proposal is to attempt to generate capital gains that can be utilized and offset by the loss carryforwards of the Fund, it anticipated that New Comstock will maintain these investments until such time as they can be sold at a gain.  Also during this period, the Board of New Comstock will support and oversee the efforts of the internal management team in identifying the investment opportunities, overseeing the execution of the investment and approving and working with the internal management team on the timing of future sales of these  companies.  It is anticipated that once sufficient gains are realized that can absorb available capital loss carryforwards, the Board will elect to liquidate and dissolve New Comstock and distribute all remaining proceeds to the then current shareholders. While the expected timeframe for this to be accomplished will be a function of many factors, currently it is expected that this process will take over two years to complete.

D.	Fund’s Present Assets

As of December 11, 2019, the Fund’s assets were comprised of cash and cash items. Specifically, as of December 11, 2019, the Fund’s cash and cash items represented approximately 100% of the Fund’s total assets. Also, as of December 11, 2019, the Fund’s holdings of “investment securities” represented approximately 0% of the Fund’s total assets.

E.	Applicant’s Present Income

Pending the approval of the deregistration application, the Fund will earn any income from its holdings of cash and cash items.

IV.	FEDERAL TAX CONSIDERATIONS

It is anticipated that deregistration will have no unfavorable tax consequences to the Fund or its shareholders.

If the deregistration is approved, the Company will reorganize with and into New Comstock. The reorganization is intended to qualify as a tax-free reorganization under section 368(a)(1)(F) of the Internal Revenue Code of 1986, as amended (the “Code”), and the U.S. federal income tax consequences summarized below assume that the Reorganization will so qualify.

The Company has received an opinion of our tax counsel to the effect that the reorganization will be treated for U. S. federal income tax purposes as a reorganization under section 368(a)(1)(F) of the Code and that each of the Company and New Comstock is a party to a reorganization within the meaning of section 368(b) of the Code.

Neither the Company nor New Comstock will recognize gain or loss as a result of the Reorganization. The Company received an opinion of tax counsel that the Company shareholders will not recognize gain or loss upon the exchange of shares for New Comstock common stock, except with respect to cash received in lieu of fractional shares of New Comstock. The initial tax basis of New Comstock common stock received by a shareholder pursuant to the Reorganization will be equal to such shareholder’s adjusted tax basis in the shares of Company common stock being exchanged pursuant to the Reorganization (reduced by the amount of any tax basis allocable to a fractional share of New Comstock common stock for which cash is received). The holding period of New Comstock common stock received by a shareholder pursuant to the Reorganization will include the shareholder’s holding period with respect to the shares of the Company common stock being exchanged pursuant to the Reorganization.

Taxation as a C-corporation

Upon deregistration and once reorganized into New Comstock, the Company would cease to be taxed as a RIC and instead would be taxed as a C-corporation.

If taxed as a C-corporation for federal income tax purposes, the Company’s total net income would be subject to federal taxation at the corporate level at the current federal tax rate of 21%. To the extent that such income is distributed to shareholders, these distributions may also be subject to taxation at the shareholder level as ordinary income (generally, dividends; however, distributions would be taxed at the long-term capital gains rate if such distributions constitute “qualified dividend income” as defined in the Code and certain holding periods and other requirements are met) or as long-term capital gains (if a return of capital exceeds the shareholder’s tax basis on shares held for longer than one year) and New Comstock gets no deduction for such distributions. In addition, once the Company ceases to be taxed as a RIC, it may become subject to certain state and local taxes to which it is not currently subject.

In addition, as a RIC, the Fund is required to distribute substantially all of its income each year to shareholders. After the Fund ceases to be taxed as a RIC, it will no longer be subject to this requirement, and the determination of whether to make distributions, if any, to shareholders will be made by the Board. Although no determination has yet been made as to New Comstock’s distribution policy, it is likely that the Board will determine that all of New Comstock’s working capital is required for its operations and that, accordingly, no distributions should be made for the foreseeable future. In that event, and for so long as such policy is in place, shareholders would receive no current income from their investment in New Comstock.

Upon a sale or exchange of shares of New Comstock, a shareholder will realize a taxable gain or loss depending upon the basis in the shares. Such gain or loss will be long term if a shareholder’s holding period for the shares is more than twelve months.

V.	APPLICABLE STATUTORY PROVISIONS

Because each of the Fund and Company no longer is, proposes, or holds itself out as being engaged primarily in the business of investing, reinvesting or trading in securities within the meaning of Section 3(a)(1)(A) of the Act, and no longer owns or proposes to acquire Investment Securities having a value exceeding forty percent (40%) of the value of its total assets (exclusive of Government securities and cash items) on an unconsolidated basis as contemplated by Section 3(a)(1)(C) of the Act, the Company and the Fund has ceased to be an investment company within the meaning of Section 3 of the Act.  Accordingly, Applicants hereby request that the Commission issue an order pursuant to Section 8(f) of the Act declaring that the Applicants have ceased to be an investment company.

Applicants are Not a Section 3(a)(1)(A) Investment Company

Each of the Company and the Fund is no longer an investment company as defined in Section 3(a)(1)(A) of the Act, which provides that an “investment company means any issuer which . . . is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities.”  The Commission and courts have generally referred to the following factors in determining whether an issuer is primarily engaged in the business of investing and reinvesting in securities under Section 3(a)(1)(A):  (i) the company's historical development; (ii) its public representations of policy; (iii) the activity of its directors, officers, and employees; (iv) the nature of its present assets; and (v) the sources of its present income.  While these factors were developed primarily in analyses under Section 3(b)(2) of the Act, they are equally applicable to analyses under Section 3(a)(1)(A).

With respect to factors (i) and (ii), each of the Company and the Fund has clearly and consistently indicated to the public and its shareholders its intention to become an operating company and cease being a registered investment company and will continue to do so with each public financial report and press release and its website.

Furthermore, we do not believe that New Comstock’s disclosure rises to the level of New Comstock holding itself out as an investment company and similarly, we do not believe that New Comstock is in fact holding itself out as an investment company.  In SEC v. National Presto Industries, Inc. (“Presto”),4 Judge Easterbrook stated that the “Commission thought in Tonopah that what principally matters is the beliefs the company is likely to induce in investors.”  The prospectus for New Comstock states that it was established for the sole purpose of acquiring the Fund’s assets and continuing the Fund’s business. However, the Fund’s assets currently consist of cash and cash items and the Fund currently has no business, it is simply being maintained while it waits for the Commission to grant the deregistration relief. In further support of this, the shareholders of the Fund approved the proposal to change the nature of the Fund’s business from a mutual fund to that of an operating company. Further, as evidenced by New Comstock proxy statement, registration statement and the Company’s numerous press releases and supplements to its registration statement, the Company and New Comstock have clearly articulated to the shareholders and any potential new investors that once the Commission approves the deregistration order, New Comstock will be engaged primarily in in acquiring controlling stakes in operating business with the view of long-term ownership and for purposes of providing meaningful management and related services to such operating companies. Thus, New Comstock investors would not confuse its representations or activities with that of a traditional investment company.  Moreover, to conclude that New Comstock is holding itself out as an investment company runs starkly in contrast to Tonopah5 and no reasonable investor in the market for a mutual fund or hedge fund or other investment pool would look to New Comstock. In summary, all public filings and announcements are clear, the current business is to hold cash until the deregistration is complete and then to acquire operating businesses.

4 See SEC v. National Presto Industries, Inc., No. 05-4612 (7th Cir. 2007).
5 See Tonopah Mining Co., 26 S.E.C. 426 (1947).

With respect to factor (iii), the officers of New Comstock, with the assistance of the Board of Directors, have begun working on identifying operating company investments. However, with respect to the Company and Fund, the board and officers are maintaining the assets of the Fund in cash and cash items and providing other administrative services to the Fund while the Fund waits for the deregistration order from the Commission.

With respect to factors (iv) and (v), less than 40% of the value of Fund’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis are invested in Investment Securities and less than 40% of Fund’s income is derived from Investment Securities.  As previously noted, the Fund’s total assets presently consist of cash and cash items. The Company acknowledges that Section 3(a)(1)(A) speaks in terms of “securities” rather than “investment securities.” Notwithstanding this distinction, substantially all of the Fund’s assets are held in cash and cash items awaiting deployment, once the deregistration order is granted.

Since each of the Company and the Fund presently do not hold itself out as being engaged in primarily, nor does each propose in the future to engage primarily, in the business of investing, reinvesting, or trading in securities, each of the Company and the Fund submits that it is no longer an investment company under Section 3(a)(1)(A) of the Act.  We also note that the Commission previously has granted an order pursuant to Sections 3(b)(2) and 8(f) to a company that changed the nature of its business so that it was primarily engaged in a business other than investing, reinvesting, owning, holding, or trading securities.6

Applicants are Not a Section 3(a)(1)(C) Investment Company

Each of the Company and the Fund is no longer is an investment company as defined in Section 3(a)(1)(C) of the Act.  Section 3(a)(1)(C) of the Act defines an investment company as an issuer which “is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 per centum of the value of such issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis.”  Section 3(a)(2) provides, in pertinent part, that “[a]s used in this section, ‘investment securities’ includes all securities except (A) Government securities, . . . and (C) securities issued by majority-owned subsidiaries of the owner which (i) are not investment companies, and (ii) are not relying on the exception from the definition of investment company in paragraph (1) or (7) of subsection (c).”

6 In the Matter of Madison Fund, Inc., Inv. Co. Act Rel. Nos. 13565 (notice) and 13611 (order) (November 1, 1983); Baldwin Securities Corporation, Inv. Co. Act Rel. Nos. 15700 (notice) and 15747 (order) (May 20, 1987).

Section 3(b)(1) of the Act provides that "[n]otwithstanding paragraph (1)(C) of subsection (a), none of the following persons is an investment company within the meaning of this title:  (1) Any issuer primarily engaged, directly or through a wholly owned subsidiary or subsidiaries, in a business or businesses other than that of investing, reinvesting, owning, holding, or trading in securities.” Further, Rule 3a-1 under the Act states that “[n]otwithstanding section 3(a)(1)(C) of the Act, an issuer will be deemed not to be an investment company under the Act; Provided, That: (a) No more than 45 percent of the value (as defined in section 2(a)(41) of the Act) of such issuer's total assets (exclusive of Government securities and cash items) consists of, and no more than 45 percent of such issuer's net income after taxes (for the last four fiscal quarters combined) is derived from, securities other than:  (1) Government securities; (2) Securities issued by employees' securities companies; (3) Securities issued by majority-owned subsidiaries of the issuer (other than subsidiaries relying on the exclusion from the definition of investment company in section 3(b)(3) or (c)(1) of the Act) which are not investment companies; and (4) Securities issued by companies: (i) Which are controlled primarily by such issuer; (ii) Through which such issuer engages in a business other than that of investing, reinvesting, owning, holding or trading in securities; and (iii) Which are not investment companies; (b) The issuer is not an investment company as defined in section 3(a)(1)(A) or 3(a)(1)(B) of the Act and is not a special situation investment company; and (c) The percentages described in paragraph (a) of this section are determined on an unconsolidated basis, except that the issuer shall consolidate its financial statements with the financial statements of any wholly-owned subsidiaries.”

As of December 11, 2019, no more than 45 percent of the value (as defined in section 2(a)(41) of the Act) of the Fund’s total assets (exclusive of Government securities and cash items) consisted of, and no more than 45 percent of Fund’s net income after taxes was derived from securities. Additionally, each of the Company and the Fund is not engaged, and is not proposing to engage, in the business of issuing face-amount certificates of the installment type, and has not been engaged in such business and does not have any such certificates outstanding.

We do not believe that New Comstock is or will be a special situation investment company. The term “special situation investment company” is not defined in the 1940 Act nor is it defined in any Commission rule under the 1940 Act. Rule 3a-1 refers to the term but does not define “special situation investment company.”7 In the Rule 3a-1 Proposing Release, the Commission noted that a special situation investment company generally is a company that secures control of other companies primarily for the purpose of making a profit in the sale of the controlled companies’ securities.8 The very small handful of companies over the last 77 years that have been characterized by the Commission or the Staff as special situation investment companies or have been found in judicial proceedings to fall within the reach of this concept are those that invest in public securities of operating companies and obtain control of them, not to engage in their line of business, but to rehabilitate them with management reforms in order to enhance the selling value of such securities with a view to quick resale.9 Special situation investment companies also follow a policy of shifting from one investment to another because greater profits seem apparent elsewhere.10 The goal is not to operate a business but simply to trade securities for a profit.

Thus, the typical special situations investment company will frequently invest in shares of publicly traded operating companies to facilitate resale of such shares at a quick profit. However, New Comstock will primarily purchase interests of operating companies which are neither listed nor publicly traded and will hold such interests for a substantial period of time prior to any resale thereof and at this time it is expected to be approximately two years. The continuous ownership of the interests should serve as proof of New Comstock’s long-term ownership of the interests in its majority-owned subsidiaries. In addition, because New Comstock intends to operate these businesses for a substantial period post acquisition of the interests, it anticipates that it will be actively engaged in such subsidiary’s line of business for at least this period. In support of the position that companies such as New Comstock are not required to register as investment companies under the 1940 Act, we note the no-action letter issued to Entrepreneurial Assistance Group.11  In that no-action letter the Staff supported an issuer’s position that it was not a special situation investment company where the issuer’s proposed business was focused on acquiring majority equity interests in non-listed privately held operating companies and where the acquiring company proposed to support the acquired businesses with management oversight and related services and where the acquiring company proposed to hold the acquired businesses for at least two years prior to any resale thereof. We therefore stress that New Comstock will undertake to acquire at least majority equity interests only in those operating companies to which New Comstock’s management feels it can lend meaningful management and related services. New Comstock further proposes to control the board of directors of these companies and provide one or more of its officers and employees to them. Thus, New Comstock’s management services to, and its ownership of the interests of, its majority-owned subsidiaries will be part of a continuing relation between them, and as a result, New Comstock does not intend to function as a special situations investment company.

Accordingly, based on the foregoing authority, we urge the Commission to conclude that each of the Company and the Fund is no longer an investment company under Section 3(a)(1)(C) of the Act  and New Comstock does not qualify as a special situations investment company.

7 See, Investment Company Act of 1940; Hearings on S. 3580 Before a Subcomm. of the Senate Comm. on Banking & Currency, 76th Cong., 3d Sess. pt. 1 at 234 (1940) (statement of David Schenker, Chief Counsel, Securities and Exchange Commission). We are aware of a few examples where the Commission considered whether an issuer is a special situation investment company. See e.g., In the Matter of Lehman Bros. Atlas Corp and Radio-Keith-Orpheum Corp., Inv. Co. Act Rel. No. 660 (Jun. 1, 1944) (Atlas’ primary purpose in investing in a special situation was to develop it so that it could be disposed of at a profit, and, after such disposition, to reinvest the capital in another situation where the process could be repeated).
8 See Rule 3a-1 Proposing Release.
9 Bankers Securities Corp. v. SEC, 146 F.2d 88, 91 (3rd Cir. 1944).
10 See In the Matter of Frobisher Limited, 27 SEC (Mar. 30, 1948); In re Northeast Capital Corporation, 37 SEC
715, (Apr. 15, 1957). Entrepreneurial Assistance Group, Inc., (SEC No-Action Letter avail. Dec. 5, 1974). See also, Citizens Growth Properties (I.C. Release No. 812-5854, November 5, 1984 - Application filed pursuant to
Section 6(c) of the Act).
11 Entrepreneurial Assistance Group, Inc., (SEC No-Action Letter avail. Dec. 5, 1974).

VI.	HARDSHIP FOR CONTINUED COMPLIANCE

Continued compliance with the Act would present an undue hardship to the Applicants.  By design, the Act is not intended to regulate operating companies and, as such, contains many proscriptions and limitations with respect to activities normally within the scope of an operating company's business, operations, and financial viability.  More importantly, the continued compliance with the Act is contrary to what shareholders of the Fund have agreed to when they approved the Proposals. The majority of the shareholders support the Proposals and any further delay in deregistration only delays the shareholders desire to convert to an operating company and begin to invest in operating businesses.

VII.	CONCLUSION

The Fund is no longer an investment company by virtue of the fact that Section 3(a)(1)(A) is not applicable to the Fund, and, as of December 11, 2019, the Fund’s holdings of Investment Securities equaled approximately 0% of its total assets, well below the 40% threshold set forth in Section 3(a)(1)(C) of the Act, and none of its income was derived from its holdings of Investment Securities.  Further, the Fund fully intends to continue to manage its assets and income in a manner that causes the Fund to continue to be excluded from the definition of an investment company under the Act. Accordingly, for the reasons set forth above, the Company asserts that it satisfies the standards for an exemptive order under Section 8(f) of the Act.

Authority to File this Application

Pursuant to Rule 0-2(c) under the Act, Applicant states that the current board of directors of Applicants, by resolution duly adopted and attached hereto as Exhibit “A”, has authorized certain officers of Applicants to prepare, or cause to be prepared, and to execute and file with the Commission, this Application.

The verification required by Rule 0-2(d) under the Act is attached hereto as Exhibit “B”. All other requirements for the execution and filing of this Application in the name of, and on behalf of, Applicants by the undersigned officer have been complied with and such officer is fully authorized to do so.

Pursuant to Rule 0-2(f) under the Act, Applicants state that its address is One Corporate Center Rye, New York 10580-1422. Applicants further state that all communications or questions concerning this Application or any amendment thereto should be directed to Vadim Avdeychik, Paul Hastings, LLP, 200 Park Avenue New York, NY 10166, phone number 212-318-6054.

It is hereby requested that the Commission issue an Order pursuant to Rule 0-5 under the Act without a hearing being held.

Applicant has caused this Application to be duly signed on its behalf on the date and year set forth below.

Comstock Funds, Inc.

By:	/s John C. Ball
John C. Ball
Treasurer

Dated: March 17, 2020